UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*



                               Tofutti Brands Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    88906B105
                                    ---------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                Page 1 of 5 pages

CUSIP No. 88906B105             13G                            Page 2 of 5 Pages


1        NAME OF REPORTING PERSON   David Mintz
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    ###-##-####


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [ ]
3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                            United States



 NUMBER OF     5        SOLE VOTING POWER
  SHARES                                 3,090,440 shares of Common Stock
BENEFICIALLY   6        SHARED VOTING POWER
 OWNED BY                                -0-
   EACH        7        SOLE DISPOSITIVE POWER
 REPORTING                               3,090,440 shares of Common Stock
  PERSON       8        SHARED DISPOSITIVE POWER
   WITH                                  -0-

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    3,090,440 shares of Common Stock

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES*

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                     49.9%

12       TYPE OF REPORTING PERSON*
                                             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages

Item 1.

(a)      Name of Issuer: Tofutti Brands Inc.

(b)      Address of Issuer's Principal Executive Offices:
         50 Jackson Drive, Cranford, New Jersey 07016

Item 2.

(a)      Name of Person Filing: David Mintz

(b)      Address of Principal  Business Office or, if none,  Residence:  Same as
         Item 1(b).

(c)      Citizenship: United States

(d)      Title of Class of Securities: Common Stock, par value $.01 per share.

(e)      CUSIP Number: 89906B105


Item 3.

         Not applicable.

Item 4.

(a)      Amount Beneficially Owned: 3,090,440 shares of Common Stock

(b)      Percent of Class:   49.9%

(c)      Number of shares as to which such person has:

         (i)      sole power to vote or to direct the vote: 3,090,440

         (ii)     shared power to vote or to direct the vote: 0

         (iii)    sole power to dispose or to direct the disposition of:
                         3,090,440

         (iv)     shared power to dispose or to direct the disposition of: 0

                                                               Page 4 of 5 Pages


Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not applicable.

                                                               Page 5 of 5 pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 11, 1998
                                                  -----------------
                                                  Date

                                                  /s/David Mintz
                                                  --------------
                                                  David Mintz